SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March 2010

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: March 3, 2010	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

PRESS RELEASE

LIVERPOOL VICTORIA FRIENDLY SOCIETY RENEWS CONTRACT WITH SAPIENS FOR $7M OVER 5 YEARS FOR SUPPORT SERVICES FOR CLOSED BOOKS

Cary, NC – March 3, 2010 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of Formula Group (NASDAQ: FORTY and TASE: FORT), and a provider of insurance software solutions, today announced that Liverpool Victoria Friendly Society (LV=), renewed its contract with Sapiens valued at $7M over a period of five years, to provide support services for the Sapiens INSIGHT for Closed Books. The Sapiens solution is used to administer more than 3 million policies defined as “closed books of business” in LV=’s Life and Pension portfolio.

LV= first engaged with Sapiens back in 2002 to implement Sapiens INSIGHT for Closed Books software solution for insurance carriers, initially going live with more than 2m policies,  dramatically reducing both IT and Business administration costs, and improving its runoff rates. LV= and Sapiens have since migrated several other books of Life and Pensions business onto the INSIGHT platform.

The INSIGHT for Closed Books solution allows clients to better manage their closed books business, both financially and in terms of customer service. The solution helps reduce the cost-per-policy and improve customer experience, by leveraging Sapiens’ innovative approach to data migration, together with Sapiens deep insurance industry know-how. The Sapiens' Closed Books solution is unique in its approach to solve the challenge of managing the heritage portfolio of a Life and Pension insurance.

Raj Ghuman, Vice President of Sales and Operations - Sapiens Europe, commented: “This is a testimony to the strategic relationship we have developed with LV= over the past years, and the confidence that our customers have in Sapiens. The contract contributes to Sapiens’ long term growth plans, and helps LV= meet its aggressive goals for efficiency and cost reduction.”

About LV=
LV= is a trademark of Liverpool Victoria Friendly Society Limited (LVFS) and LV= is a trading style of the Liverpool Victoria group of companies.

LV= employs over 3,800 people, serves more than 3.8m customers and members, and manages around £7.7bn on their behalf. We are also the UK’s largest friendly society (Association of Friendly Societies statistics 2009, total net assets) and a leading mutual financial services provider.

Liverpool Victoria Friendly Society Limited is authorized and regulated by the Financial Services Authority and entered on the Financial Services Authority Register No. 110035. LVFS is a member of the ABI, AMI, AFS and ILAG. Registered address: County Gates, Bournemouth BH1 2NF.

About Sapiens International
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

FOR ADDITIONAL INFORMATION:
Osnat Segev-Harel
VP Business Development and Marketing
Sapiens International
Tel: +972-8-938-2721
E-mail: osnat.se@sapiens.com

Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com